                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                        HALLMARK FINANCIAL SERVICES, INC.
                                (Name of issuer)

                SHARES OF COMMON STOCK, PAR VALUE $0.03 PER SHARE
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                         (Title of class of securities)

                                    40624Q104
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 17, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 40624Q104                   13D                      Page 2 of 8 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   22,870,623
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,870,623
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     22,870,623
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     62.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                   13D                      Page 3 of 8 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   22,870,623
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,870,623
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     22,870,623
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     62.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                   13D                      Page 4 of 8 pages
-----------------------                                       ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE CAPITAL GROUP, L. L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   22,870,623
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,870,623
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     22,870,623
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     62.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                   13D                      Page 5 of 8 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   22,945,623
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,945,623
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     22,945,623
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     62.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                   13D                      Page 6 of 8 pages
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            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth herein.

            Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held directly by NP was approximately $8,992,678.74,  all of which was  obtained  from  NP's  working  capital.  NP also  directly  owns a currently exercisable option to purchase 50,000 shares of Common Stock which was purchased  for nominal  value,  as previously  described in Item 6 hereof.  Mark
Schwarz directly owns options  exercisable  within 60 days of the date hereof to purchase  75,000 shares of Common  Stock,  which options were provided to him as consideration for his service as a director of the Issuer.

            NP acquired  18,356,594  shares of Common  Stock  pursuant to rights that  were  issued to NP as a  shareholder  of the  Company  as part of a rights offering  completed  by  the  Company  on  September  17,  2003.  Simultaneously
therewith,  NP sold 819,472 shares in a private transaction to certain employees of the Company.

            Items 5(a)-(b) is hereby amended and restated as follows:

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 36,366,059  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2003.

            As of the  filing  date of this  statement,  NP  beneficially  owned
22,870,623  shares of Common Stock (including  50,000 shares currently  issuable upon the  exercise  of an  option  at an  exercise  price of $.375  per  share), representing  approximately  62.8% of the issued and outstanding Common Stock of the Issuer.

            NCM, as the general partner of NP, may be deemed to beneficially own the 22,870,623  shares of Common Stock  beneficially  owned by NP,  representing approximately 62.8% of the issued and outstanding Common Stock of the Issuer.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to beneficially  own the 22,870,623  shares of
Common Stock beneficially owned by NP,  representing  approximately 62.8% of the issued and outstanding Common Stock of the Issuer.

            Mark Schwarz,  as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 22,945,623 shares of Common Stock beneficially owned by NP,

-----------------------                                       ------------------
CUSIP No. 40624Q104                   13D                      Page 7 of 8 pages
-----------------------                                       ------------------

representing  approximately  62.9% of the issued and outstanding Common Stock of the Issuer,  which number  includes  options to purchase 75,000 shares of common stock  directly held by Mr. Schwarz and  exercisable  within 60 days of the date hereof at an exercise price of $0.6875 per share.

            (b) By virtue of his position with NP, NCM and NCG, Mr.  Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this statement.

            Item 5(c) is hereby amended to add the following:

            (c) Transactions in the Common Stock in the last 60 days.

                Reporting Person: Newcastle Partners, L.P.*

                Type of           Number of  Shares     Price Per      Date of
                Transaction       Common Stock          Share          Transaction

                Purchase          18,356,594            $0.40            9/17/03
                Sale                 232,646            $0.40            9/17/03
                Sale                 121,390            $0.40            9/17/03
                Sale                 107,200            $0.40            9/17/03
                Sale                  21,400            $0.40            9/17/03
                Sale                  20,836            $0.40            9/17/03
                Sale                   6,000            $0.40            9/17/03
                Sale                 310,000            $0.40            9/17/03

            *NCM, NCG and Mr.  Schwarz may be deemed,  pursuant to Rule 13d-3 of the Securities  Exchange Act of 1934, as amended, to be the beneficial owners of all of the shares of Common Stock transacted by NP.

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CUSIP No. 40624Q104                   13D                      Page 8 of 8 pages
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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated: November 18, 2003                 NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             ----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark Schwarz
                                             ----------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Mark Schwarz, Managing Member

                                         /s/ Mark Schwarz
                                         --------------------------------------
                                         MARK SCHWARZ